February 8, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (303) 468-4266

Randy Gress
Chief Executive Officer and Director
Innophos, Inc.
Innophos Investments Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512


Re: 	Innophos, Inc.
	Amendment No. 2 to Registration Statement on Form S-4
Filed January 19, 2006
	File No. 333-129951
Innophos Investments Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 19, 2006
File No. 333-129954


Dear Mr. Gress:

      We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors
We have identified material weaknesses. . . , page 22

1. We note your revised disclosure. Please revise further to disclose the amount of the adjustments to your fourth quarter 2004 financial statements discussed in the first, second and fifth bullet points.

Prospectus Summary, page 1

2. Please include a recent development section that discusses the preliminary results for the fiscal year ended December 31, 2005. This discussion should include any material events, transactions, trends, etc. that has occurred during the fourth fiscal quarter of 2005. If unaudited results are unavailable, please disclose that fact and explain why.

Unaudited Pro Forma Statements of Operations, page 42

3. We note your revised disclosure in response to comment 28 in our letter dated December 20, 2005. Specifically, you state that $3,050,000 of the $6,081,000 of historical depreciation and amortization relates to property, plant and equipment not acquired by you. However, this leaves $3,031,000 of historical depreciation and amortization expense versus $2,598,000 of new depreciation of property, plant and equipment. As such, it does not appear your revised disclosure adequately addresses our comment. Please revise your disclosure and calculation of the adjustment to depreciation and amortization expense included in your administrative and selling expense adjustment to adequately explain how you determined the impact of increasing the fair value of property, plant and equipment through purchase accounting results in a decrease to depreciation and amortization expense included in administrative and selling expense.

Management`s Discussion and Analysis of Financial Condition And
Results of Operations, page 49

Historical Performance, page 56

4. We note your revised disclosures on page 62 regarding segment reporting in response to comment 34 in our letter dated December 20,
2005. Please revise this disclosure to provide a discussion and analysis of the fluctuations in net sales growth between the periods presented for each of your reportable segments and the variations in segment EBITDA as a percentage of segment net sales between the periods presented for each of your reportable segments. For example:
* United States net sales trends are declining with a sales growth of
4.5% in 2003 and 2.8% in 2004 and a decline of 1.4% for the nine-months ended September 30, 2005.
* Mexico net sales trends are significantly fluctuating with a decline of 13.7% in 2003 and increases of 13.1% in 2004 and 4.4% for the nine-months ended September 30, 2005.
* United States segment EBITDA as a percentage of segment net sales decreased 6.4% from 2002 to 2003 and then further decreased by 2%;
* Mexico segment EBTIDA as a percentage of segment net sales increased 5.4% from 2003 to 2004 and also increased 4.4% for the nine-months ended 2005 compared to the comparable period in 2004. Please also include an appropriate discussion of Canada`s trends. Please refer to Item 303(A)(3) and Instructions to Paragraph 303(A)
of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated
December 19, 2003 for guidance.


      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish cover letters with your amendments that key your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708. Alternatively, you may contact me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	Joshua N. Korff, Esq. (via facsimile 212/446-6460)
      David McCusker, Esq.
      Kirkland & Ellis LLP
      Citigroup Center
      152 East 53rd Street
      New York, New York 10022-4675
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Randy Gress
Innophos, Inc.
Innophos Investments Holdings, Inc.
February 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE